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                                                                       EXHIBIT 1

                                 API LETTERHEAD


FOR IMMEDIATE RELEASE


CONTACTS:  Deborah K. Pawlowski                          Patrick W. Allender
           Director, Investor Relations and Corporate    Chief Financial Officer
           Communications                                Danaher Corporation
           American Precision Industries Inc.            (202) 828-0850
           (716) 684-9700, ext. 251


AMERICAN PRECISION INDUSTRIES ANNOUNCES AGREEMENT TO BE
ACQUIRED BY DANAHER CORPORATION FOR $19.25 PER SHARE


Buffalo, NY, February 16, 2000 - American Precision Industries ("API") (NYSE:APR) announced today that it has entered into a definitive merger agreement with Danaher Corporation (NYSE:DHR) whereby Danaher will acquire all of the outstanding shares of API at a cash price of $19.25 per share. The transaction has a total value of approximately $250 million, including assumption of debt. The directors of both companies have approved the merger agreement.

API, headquartered in Buffalo, New York, is a $235 million revenue manufacturer of motion products and heat transfer equipment. Motion products include brushless DC servo motors, miniature motors, drives, feedback devices and power transmission components. Heat transfer, which represents approximately 40% of revenues, manufactures heat exchangers and related equipment. Danaher indicated that, while a final decision has not been made, it would more likely than not seek to find a buyer for the heat transfer business.

George M. Sherman, President and Chief Executive Officer of Danaher Corporation, stated, "API's technology and products are highly complementary to our existing motion business and greatly enhance our ability to provide motion control solutions to a wider customer base. We look forward to working with the API management team and associates."

Kurt Wiedenhaupt, Chairman, President and CEO of API, stated, "I am very excited for all stakeholders in API. The similarity in strategy and values of both companies makes this an ideal combination for the creation of value for all.
The considerable financial strength of Danaher will allow API to continue its success in the ongoing consolidation in its industries."

     Under the merger agreement, Danaher will commence a tender offer for API's outstanding shares, which will be subject to certain conditions, including at least a majority of API's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable antitrust laws being obtained. Shareholders who own more than 20 percent of API's outstanding shares on a fully diluted basis have executed agreements with Danaher to tender their shares.

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     American Precision Industries Inc. is a multi-domestic producer of products for the motion control and heat transfer industries. (www.apicorporate.com)

     Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)

     All stockholders should read the tender offer statement concerning the tender offer that will be filed by Danaher, and the solicitation/recommendation statement that will be filed by API, with the Securities and Exchange Commission
(SEC) and mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders will be able to obtain these statements, as well as other filings containing information about Danaher and API, without charge, at the SEC's Internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.

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